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                          U.S. SECURITIES AND EXCHANGE COMMISSION
                                   WASHINGTON, D.C. 20549

                                                        SEC File Number 0-25474
                                                       CUSIP Number 829 158 302

                                        FORM 12b-25

                                NOTIFICATION OF LATE FILING

                                        (Check One):

[X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q  [ ] Form N-SAR

For Period Ended: June 30, 1998
_________________________________

     Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.
_________________________________

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
_________________________________

Part I - Registrant Information
_________________________________

Full Name of Registrant:  SIMS Communications, Inc.

Former Name if Applicable:  N/A

Address of Principal Executive Office (Street and Number)

    18001 Cowan, Suites C&D

City, State and Zip Code

    Irvine, California 92614
_________________________________

Part II - Rules 12b-25(b) and (c)
_________________________________

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X] (b) The subject annual report, semi-annual report, or transition report or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly re- port or transition report on Form l0-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
_________________________________

Part III - Narrative
_________________________________

     State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, or N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

     The Company planned to send its annual report on Form 10-KSB to the Securities and Exchange Commission via the Edgar System on September 28, 1998. The person who normally makes the Edgar filings was unable to be in the office on the morning of September 28. As a result, the filing was not able to be made prior to 5:30 P.M. Eastern Time on September 28, 1998. Accordingly, an extension of time was needed for filing the 10-KSB report.
_________________________________

Part IV - Other Information
_________________________________

(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification
              William T. Hart          (303)                839-0061
                         (Name)     (Area Code)        (Telephone Number)

    (2)  Have all other periodic reports
         required under Section 13 or 15(d)
         of the Securities Exchange Act of
         1934 during the preceding l2 months
         (or for such shorter period that
         the registrant was required to file
         such reports) been filed?  If answer
         is no, identify report(s).                       [X] Yes  [ ] No

    (3)  Is it anticipated that any significant
         change in results of operations from
         the corresponding period for the last
         fiscal year will be reflected by the
         earnings statements to be included
         in the subject report or portion thereof?        [X] Yes  [ ] No

         If so:  attach an explanation of the
         anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

During the year ending June 30, 1998 the Company had a loss of (7,109,748). During the year ending June 30, 1997 the Companys loss was $(3,342,627).

                                       SIMS Communications, Inc.
                        (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  September 29, 1998              By       /s/ William T. Hart
                                              William T. Hart
                                              Hart & Trinen
                                              1624 Washington Street
                                              Denver, CO  80203
                                              (303) 839-0061

                                            ATTORNEYS FOR SIMS
                                             COMMUNICATIONS, INC.

                                         ATTENTION
     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).